SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No.     )

Callisto Pharmaceuticals, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE$0.0001 PER SHARE

(Title of Class of Securities)

1312EM 10 4

(CUSIP Number)

Jeffrey J. Fessler

Sichenzia Ross Friedman Ference LLP

61 Broadway, 32nd Floor

New York, NY 10006

(212) 930-9700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	Name of Reporting Persons R. Merrill Hunter I.R.S. Identification Nos. of Above Persons (Entities Only) N/A

2	Check the Appropriate Box if a Member of a Group *
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds * PF

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 36,946,872

	8	Shared Voting Power 0

	9	Sole Dispositive Power 36,946,872

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,946,872

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13	Percent of Class Represented by Amount in Row (11) 23.5%(1)

14	Type of Reporting Person * IN

(1)  Based upon an aggregate of 157,509,404 shares of the Issuer’s issued and outstanding common stock as of December 16, 2010.

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Callisto Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 420 Lexington Avenue, Suite 1609, New York, NY 10170.

Item 2.	Identity and Background.

(a)                                  The name of the reporting person is R. Merrill Hunter (the “Reporting Person”).

(b)                                 The address of the Reporting Person is 420 Lexington Avenue, Suite 1609, New York, NY 10170.

(c)                                  The Reporting Person’s present principal occupation is medical doctor.

(d)                                 During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to a Note and Warrant Exchange Agreement between the Issuer and certain investors, on December 10, 2010, the Reporting Person exchanged an aggregate principal amount of $175,728.05 6% Secured Promissory Notes due April 30, 2011 plus accrued interest and common stock purchase warrants exercisable for 20,208,726 shares of common stock for 21,219,162 shares of Common Stock.  In addition, the Reporting Person converted 476,090 shares of Series B Convertible Preferred Stock for 13,224,722 shares of Common Stock.  Depending on market conditions and other factors, the Reporting Person may purchase additional shares of Common Stock in the open market or in private transactions. Subject to the availability of Common Stock at prices deemed favorable by the Reporting Person, the Reporting Person’s liquidity, the financial condition and results of operations of the Issuer, and general economic and market conditions prevailing at the time, the Reporting Person reserves the right to, and may in the future, purchase additional shares of Common Stock from time to time in the open market, through privately negotiated transactions, or otherwise.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the Common Stock pursuant to a Note and Warrant Exchange Agreement described in Item 3 of this Schedule 13D which is incorporated herein by reference, conversion of the Issuer’s Preferred Stock and in open market transactions.  The Reporting Person has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)     The Reporting Person is the beneficial owner of  36,946,872 shares or 23.5% of the Issuer’s common stock (based upon 157,509,404 shares of the Issuer’s common stock issued and outstanding as of December 16, 2010).

(b)     The Reporting Person has the sole power to vote or dispose of all of his shares.

(c)     During the past sixty days, the Reporting Person has not effected a transaction in the Common Stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
None.

Item 7.	Material to be Filed as Exhibits.
None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

December 20, 2010	/s/ R. Merrill Hunter
R. Merrill Hunter